April 15, 2008

United States Securities & Exchange Commission

Attn: Jason Niethamer

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Dear Mr. Niethamer:

The following are our responses to the letter from Stephen Krikorian dated April 1, 2008. We have included each of your comments, followed by our response, in the same order and using the same numbering as the April 1 letter.

10-K for the Fiscal Year Ended March 31, 2007

Item 15. Exhibits and Financial Statement Schedules, page 40

1.	We note your response to prior comment number 8. Please tell us how you determined that the contract with EMC was not material.

Acxiom response: The EMC contract was discussed by our disclosure committee, which determined that the EMC contract was not material to the Company’s operations. The agreement had no impact on revenue, operating income, net earnings, or earnings per share. The only impact to the financial statements was to the balance sheet and the cash flow statement. The cash flow impacts of the agreement of $20 million collected in fiscal 2006 and $10 million collected in fiscal 2007 were determined not to be material in relation to our total cash from investing activities (although the collection of this cash was disclosed on the face of the cash flow statement). The impact to the balance sheet was likewise not considered to be material.

10-K/A for the Fiscal Year Ended March 31, 2007

Item 13. Certain Relationships and Related Transactions, page 30

2.

We note your response to prior comment number 10. Please tell us what consideration you gave to Item 404(b)(1)(i) and (b)(1)(ii) of Regulation S-K in describing your review, approval or ratification process. We note further that your discussion on page 34 of the procedures for review, approval or ratification of transactions with related persons does not indicate whether the procedures are in writing, or explain, if they are not, how the procedures are evidenced. See Item 404(b)(1)(iv).

Acxiom response: In describing our review, approval and ratification process, we considered and included statements responding to the requirements contained in Item 404(b)(i), (b)(1)(ii) and (b)(1)(iv) of Regulation S-K under Item 13 of our Form 10-K/A.

Item 404(b)(i) of Regulation S-K. It is the policy of Acxiom’s governance/nominating committee to review any transactions which would be reportable under Item 404 of Regulation S-K. We disclose the types of transactions covered by this policy, as required by Item 404(b)(i) of Regulation S-K, in the first sentence of our disclosure under Item 13 to our Form 10-K/A. In this first sentence, we state that, “Pursuant to its charter, the governance/nominating committee reviews any transactions which would be reportable hereunder . . . .” The phrase “any transactions which would be reportable hereunder” is a reference to those transactions that would be reportable under Item 404(a) of the Regulation S-K.

Item 404(b)(ii) of Regulation S-K. In reviewing transactions reportable under Item 404 of Regulation S-K, our governance/nominating committee determines whether these transactions are commercially reasonable. Disclosure of this standard of review is required under Item 404(ii) of Regulation S-K and is reflected in the third sentence of our disclosure under Item 13 to our Form 10-K/A. In the third sentence, we state that, “The transactions are typically approved if they are deemed to be commercially reasonable.”

Item 404(b)(iv) of Regulation S-K. Our governance/nominating committee operates pursuant to a written charter. While we agree that our disclosure in Item 13 of our Form 10-K/A could more clearly state this fact, we believe it would be apparent to a reader of our Form 10-K/A. First, we disclose in the first sentence of Item 13 to our Form 10-K/A that the policies and procedures utilized by our governance/nominating committee are included in the governance/nominating committee’s charter. Second, on page 5 of our Form 10-K/A, we make reference to the fact that our Board of Directors has adopted charters for each of the committees of the board (which would include the governance/nominating committee). Third, on page 8 of our Form 10-K/A, we make reference to the fact that our governance/nominating committee charter has been posted to the corporate governance section of our website.

Although we believe that the disclosure included in our Form 10-K/A satisfies the requirements of Item 404(b)(i), (b)(1)(ii) and (b)(1)(iv) of Regulation S-K, in future filings we will revise our disclosure under Item 13 of Form 10-K to more clearly describe the information required under Item 404(b)(i), (b)(1)(ii) and (b)(1)(iv) of Regulation S-K.

Form 10-Q for the Fiscal Quarter Ended December 31, 2007

3.

We note your response to prior comment number 13. Elaborate further on your statement that the decrease in deferred revenue has occurred primarily in your large outsourcing customers. Your response should include an analysis of the arrangements you execute with your large outsourcing customers and how these arrangements impact your deferred revenue. Provide us with an indication, to the extent possible, of your deferred revenue balance as of March 31, 2008.

Acxiom response: Of the total $10.6 million decrease in deferred revenue for fiscal 2007, approximately $8.4 million was in the Infrastructure Management division, which provides IT outsourcing services. Deferred revenue on outsourcing contracts occurs when we enter into arrangements with customers to provide them with equipment and software over a period of time which is related to a long-term services arrangement. As disclosed in our revenue recognition policy footnote, we account for all elements under database management and IT outsourcing arrangements as a single unit, since the initial setup activities performed under the arrangements do not have stand-alone value to the client and we are unable to determine the relative fair values of the delivered elements and the undelivered elements. Therefore, when third party software, hardware, and certain other equipment are sold along with services, we record such sales over the related service period. In some cases, the customers agree to pay for the equipment or software up front, causing us to defer the revenue and recognize it over the course of the arrangement. During 2007, the decline in deferred revenue was due to the normal run-off of deferred revenue which was not replaced by new deferred revenue on new arrangements. The reason for the decline in new arrangements was due primarily to one large outsourcing customer choosing to purchase hardware itself outside of our outsourcing arrangement instead of buying the hardware through our outsourcing arrangement. Therefore we did not have additional deferred revenue on such arrangements in amounts great enough to offset the natural run-off of prior deferred revenue items.

Based on unaudited and preliminary numbers, our deferred revenue balance at March 31, 2008 is $63.9 million, a decrease of $49.5 million compared to March 31, 2007. This decrease includes a decrease of $38.8 million in the outsourcing area. Declines in 2008 for the same reasons as mentioned above for 2007 accounted for approximately 82% of the outsourcing decrease.

We believe the above responses address all of your comments. However, if you have further comments or need additional information, you can reach me at 501-342-1830 or you may call Wayne Gregory at 501-342-1204.

We confirm that Acxiom Corporation is responsible for the adequacy and accuracy of the disclosures in our filings; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

that Acxiom Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Christopher W. Wolf

Christopher W. Wolf
Chief Financial Officer

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